                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                                  RULE 13d-101
                                 AMENDMENT NO. 2

                             GENESEE & WYOMING, INC.
   --------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
   --------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    371559105
   --------------------------------------------------------------------------
                                 (CUSIP Number)



                             Mortimer B. Fuller, III
                             Genesee & Wyoming, Inc.
                               66 Field Point Road
                          Greenwich, Connecticut 06830
                                 (203) 629-3722
   --------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications



                                  March 8, 2004
   --------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                       13D

CUSIP No. 371559105

----------------------------------------------------------------------------------------------------------------------
1.   Names of Reporting Persons                                    Mortimer B. Fuller, III
     I.R.S. Identification Nos. of Above Persons (Entities
     Only)

----------------------------------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group             (a) [    ]
                                                                  (b) [    ]
----------------------------------------------------------------------------------------------------------------------
3.   SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4.   Source of Funds*                                             Not Applicable

----------------------------------------------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is              [    ]
     Required Pursuant to Item

----------------------------------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                         United States

----------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each                       7.  Sole Voting Power:  2,223,479
Reporting Person With
                                                                  8.  Shared Voting Power:  0

                                                                  9.  Sole Dispositive Power:  2,223,479

                                                                  10. Shared Dispositive Power:  0

----------------------------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each                  2,229,872
     Reporting Person

----------------------------------------------------------------------------------------------------------------------
12.  Check box if the Aggregate Amount in Row (11)                [     ]
     Excludes Certain Shares*

13.  Percent of Class Represented by Amount in Row (11)           8.3%
     (11)

14.  Type of Reporting Person                                     IN
----------------------------------------------------------------------------------------------------------------------

                      *See Instructions before filling out!

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends the statement of beneficial ownership on Schedule 13D filed on December 21, 2000 (the "Schedule 13D") by and on behalf of Mortimer B. Fuller, III (the "Reporting Person") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Genesee & Wyoming, Inc., a Delaware corporation (the "Company"), beneficially owned by the Reporting Person as subsequently amended by Amendment No. 1 on December 21, 2001, and reflects the execution by the Reporting Person of a Prepaid Variable Forward Agreement relating to 225,000 shares of Class B Common Stock. Capitalized terms used, but not defined, herein have the meanings ascribed thereto in the Schedule 13D. All numbers regarding shares of Class A Common Stock and Class B Common Stock and all prices per share have been adjusted to reflect the three-for-two split described in Item 4.

Item 1.       Security and Issuer
              -------------------

         No change.

Item 2.       Identity and Background
              -----------------------

         No change.

Item 3.       Source and Amount of Funds or Other Consideration
              -------------------------------------------------

         As previously reported, pursuant to a Stock Purchase Agreement by and between the Company and the 1818 Fund III, L.P., a Delaware Limited Partnership (the "Fund") dated October 19, 2000 (the "Stock Purchase Agreement") on December 12, 2000, the Company issued, and the Fund acquired from the Company 20,000 shares of Preferred Stock.

         The consideration paid by the Fund for such shares of Preferred Stock it purchased under the stock Purchase Agreement on December 12, 2000 was $20,000,000 in cash, which was obtained by the Fund from capital contributions made by its partners pursuant to pre-exiting capital commitments.

         On December 11, 2001, in accordance with Section 2.1(b)(ii) of the Stock Purchase Agreement, the Company issued, and the Fund acquired from the Company an additional 5,000 shares of Preferred Stock.

         The consideration paid by the Fund for such shares of Preferred Stock was $5,000,000 in cash, which, to the knowledge of the Reporting Person, was obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

         As previously reported in the Reporting Person's Schedule 13D, as a condition to the Fund acquiring the 20,000 shares of Preferred Stock on December 12, 2000, the Reporting Person, the Company and the Fund were required to enter into the Letter Agreement. Pursuant to the Letter Agreement, the Reporting Person has agreed, so long as the Fund continues to own at least 20% of the shares of Class A Common Stock issued or issuable upon conversion of the Preferred Stock, to vote all shares of the capital stock of the Company (whether now or hereafter acquired) owned (whether jointly or severally) or, to the extent permitted by law, controlled (including shares held by the Estate of Frances A. Fuller until distributed in accordance with Section 2(f) of the Letter Agreement, but excluding shares held by the Overlook Estate Foundation, Inc. or the Frances A. Fuller Family Trust) by him in order to (i) cause the election to the Board of Directors of the Company the designee of the Fund, (ii) cause the removal from the Board of Directors (with or without cause) of any director elected in accordance with clause (i) upon the written request of the Fund, and upon the vacancy in the Board of Directors as a result of any individual designated as provided in accordance with clause (i) above ceasing to be a member of the Board of Directors, whether by resignation or otherwise, the election to the Board of Directors as promptly as possible of any individual designated by the Fund that is reasonably acceptable to the Company. Additionally, the Fund is granted tag-along rights, subject to certain exceptions, in the event the Reporting Person transfers 15% or more, in the aggregate, of the shares of Class A Common Stock or Class B Common Stock, par value $.01 per share (the "Class B Common Stock") directly owned by him which, for purposes of the tag-along rights, include shares owned by the Estate of Frances A. Fuller (until distributed in accordance with Section 2(f) of the Letter Agreement), but exclude shares owned by the Overlook Estate Foundation, Inc. or the Frances A. Fuller Family Trust, in a single or series of related private transactions.

         As previously reported, the Fund has also entered into a Registration Rights Agreement between the Company and the Fund, dated December 12, 2000 (the "Registration Rights Agreement"), pursuant to which the Company has agreed, under the terms and conditions set forth therein, to register under the Securities act of 1933, as amended, the Class A Common Stock issuable upon the conversion of the shares of Preferred Stock held by the Fund and all other shares of Class A Common Stock held by the Fund.

         Copies of the Letter Agreement, the Stock Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A have previously been filed with the Securities and Exchange Commission ("SEC") as exhibits to a Current Report on Form 8-K filed by the Company on December 30, 2000 and are incorporated herein by reference.

Item 4.       Purpose of Transaction
              ----------------------

         To the knowledge of the Reporting Person, the Fund acquired the securities of the Company for investment purposes only. The Reporting Person may from time to time acquire additional shares of Class A Common Stock in the open market or in privately negotiated transactions, subject to the availability of shares of Class A Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Person deems appropriate. Alternatively, the Reporting Person may sell all or a portion of the shares of Class A Common Stock or Class B Common Stock in open market or in privately negotiated transactions, subject to the factors and conditions referred to above and compliance with applicable laws. Pursuant to the Letter Agreement, the Company agreed to cause the Fund's nominee to be appointed to the Company's Board of Directors on or prior to January 11, 2001, and such nominee currently is T. Michael Long, a co-manager of the Fund.

         Except as set forth in this Item 4, the Reporting Person does not have any present plans or proposals which would relate to or would result in: (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company become eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         On February 11, 2004, the Company announced that its Board of Directors had approved a three-for-two split of the Company's common stock, to be effected in the form of a 50% stock dividend payable March 18, 2004 to stockholders of record as of February 27, 2004. The payment date of the stock dividend was subsequently changed to March 15, 2004.

         On February 23, 2004, the Company filed a definitive information statement on Form 14C with the SEC disclosing its intent to file an amendment to its Restated Certificate of Incorporation increasing its authorized shares of Class A Common Stock to 90,000,000, its authorized shares of Class B Common Stock to 15,000,000, and its authorized shares of Preferred Stock to 3,000,000. The Company filed that amendment with the Secretary of State of the State of Delaware on March 15, 2004.

         On March 8, 2004, the Reporting Person entered into a prepaid variable forward agreement (the "PVF Agreement") with Credit Suisse First Boston Capital LLC relating to 225,000 shares of Class B Common Stock, which agreement expires on March 8, 2007, and for which the Recording Person received net proceeds of $4,707,937.00. Under the terms of the PVF Agreement, the Recording Person has agreed to deliver shares of Class B Common Stock (which are immediately convertible into shares of Class A Common Stock on a one-for-one basis) or shares of Class A Common Stock on the expiration date of the PVF Agreement (or on an earlier date if that Agreement is terminated early) as follows: (i) if the Final Price is less than or equal to the Floor Price ($23.91 per share), 225,000 shares; (ii) if the Final Price is less than or equal to the Cap Price
($29.8917 per share), but greater than the Floor Price, then a number of shares equal to 225,000 times the Floor Price divided by the Final Price; (iii) if the Final Price is greater than the Cap Price, then the number of shares equal to 225,000 shares multiplied by a fraction, the numerator of which is the sum of the Floor Price and the difference between the Final Price and the Cap Price and the denominator of which is the Final Price.

         In connection with the PVF Agreement, the Reporting Person has pledged 225,000 shares of his Class B Common Stock to secure his obligations under that Agreement. Under the PVF Agreement, in lieu of delivery of shares, the Reporting Person may, at his option, settle the Agreement by delivering cash.

Item 5.       Interests in Securities of the Issuer
              -------------------------------------

         (a) - (c) The beneficial ownership of the Company's Class A Common Stock by the Reporting Person is as follows:

         The Reporting Person beneficially owns 2,229,872 shares of Class A Common Stock, 1,480,654 of which are represented by shares of Class B Common Stock that are convertible into shares of Class A Common Stock at any time, 6,393 of which are represented by shares owned by the Reporting Person's wife, as to which shares the Reporting Person disclaims beneficial ownership, 7,500 of which are represented by shares owned by Overlook Estate Foundation, Inc., of which the Reporting Person is President, 76,087 of which are represented by presently exercisable options to purchase shares of Class A Common Stock, and 595,605 of which are represented by presently exercisable third-party options to purchase shares of Class B Common Stock. Such beneficial ownership represents an 8.3% of the outstanding shares of Class A Common Stock (assuming the conversion of outstanding shares of Class B Common stock to Class A Common Stock and the conversion of the Preferred Stock into 3,668,478 shares of Class A Common Stock).

         The Reporting Person's beneficial ownership set forth above excludes the 3,686,328 shares of Class A Common Stock beneficially owned by the Fund Group which he may be deemed to beneficially own pursuant to Rule 13d-5(b)(1).

         The Fund Group beneficially owns 3,686,328 shares of Class A Common Stock, excluding the 2,229,872 shares beneficially owned by the Reporting Person, which they may be deemed to own pursuant to Rule 13d-5(b)(1), representing 13.8% of the outstanding shares of Class A Common Stock (assuming the conversion of outstanding shares of the Class B Common Stock to Class A Common Stock and the conversion of the Preferred Stock into 3,668,478 shares of Class A Common Stock). Therefore, for purposes of Rule 13d-5(b)(1), the group comprised of the Fund Group and the Reporting Person beneficially own 5,916,200 shares of Class A Common Stock, representing 22.1% of the outstanding shares of Class A Common Stock.

         The Reporting Person has sole power to vote and dispose of 2,223,479 shares of Class A Common Stock, 1,450,654 of which are represented by shares of Class B Common Stock that are convertible into shares of Class A Common Stock at any time, 7,500 of which are represented by shares owned by Overlook Estate Foundation, Inc., of which the Reporting Person is President, 76,087 of which are represented by presently exercisable options to purchase shares of Class A Common Stock, and 595,605 of which are represented by presently exercisable options to purchase shares of Class B Common Stock. The Fund Group has sole power to vote and dispose of 3,668,478 shares of Class A Common Stock.

         Except as set forth above, no party described in this Schedule 13D beneficially owns any shares of Class A Common Stock or has effected any transaction in shares of Class A Common Stock during the preceding 60 days.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

Item 6.       Contracts, Arrangements, Understanding or Relationships with
              ------------------------------------------------------------
              Respect to Securities of the Issuer.
              ------------------------------------

         Copies of the documents relating to the PVF Agreement are attached as exhibits to this Amendment No. 2.

         Copies of the Letter Agreement, the Stock Purchase Agreement, the Registration Rights Agreement and the Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred Stock, Series A, have previously been filed with the SEC as exhibits to a Current Report on Form 8-K filed by the Company on December 30, 2000 and are incorporated herein by reference.

Item 7.       Material to be Filed as Exhibits
              --------------------------------

         Included as an exhibit to this Amendment No. 2 is the following:

         1. Confirmation and Prepaid Variable Forward Agreement between the Reporting Person and Credit Suisse Boston Capital, LLC.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Amendment No. 2 to Schedule 13D is true, complete and correct.


                                        /s/ Mortimer B. Fuller, III
                                        -----------------------------------
                                        Mortimer B. Fuller, III

Dated: March 19, 2004

                                    EXHIBIT 1


                     CREDIT SUISSE FIRST BOSTON CAPITAL LLC
                         CREDIT SUISSE FIRST BOSTON LLC
                                11 Madison Avenue
                               New York, NY 10010

                      VARIABLE PREPAID FORWARD CONFIRMATION


Date:    March 8, 2004

To:      Mr. Mortimer B. Fuller, III
         66 Field Point Road
         Greenwich, Connecticut, 06830

From:    Credit Suisse First Boston Capital LLC



Re:      Variable Prepaid Forward

Transaction ID:   GWR#01A

External ID:      7006695

Dear Mr. Fuller:

                  The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the transaction (the "Transaction") entered into between us on the Trade Date specified below. This Confirmation constitutes a "Confirmation" as referred to in the Variable Prepaid Forward Agreement (the "Agreement") between you ("Counterparty") and Credit Suisse First Boston Capital LLC, a Delaware limited liability company, ("CSFB Capital") dated as of March 8, 2004, with respect to certain Transactions as defined therein.

                  This Confirmation supplements, forms part of, and is subject to the Agreement. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.


GENERAL TERMS:

         Trade Date:                                         March 8, 2004


         Scheduled Valuation Date:                           March 8, 2007 (unless such date is not an Exchange
                                                             Business Day, in which case the Scheduled Valuation
                                                             Date shall be the next succeeding Exchange Business Day).


         Selling Shareholder:                                Counterparty

         Forward Purchaser:                                  CSFB Capital


         Issuer:                                             Genesee & Wyoming Inc.

         Shares:                                             Class B common stock, par value $0.01 per share, of the
                                                             Issuer (the "Class B Common Stock"), which is
                                                             convertible on a one-to-one basis into share of Class A
                                                             common stock, par value $0.01 per share, of the Issuer
                                                             (Ticker symbol: GWR) (the "Class A Common Stock").

         Exchange of the Class A Common Stock:               New York Stock Exchange.  For the avoidance of doubt,
                                                             all references herein to the "Exchange" shall be
                                                             deemed to refer to the Exchange of the Class A Common
                                                             Stock


         Base Number of Shares:                              Initially 150,000 shares of Class B Common Stock,
                                                             subject to adjustment.


         Floor:                                              Initially 100% of Initial Price = $35.8700, subject to
                                                             adjustment.

         Cap:                                                Initially 125% of Initial Price = $44.8375, subject to
                                                             adjustment.

         Participation above Cap:                            0%


         Initial Price:                                      $35.8700

         Prepaid Percentage:                                 87.5%

         Purchase Price:                                     $4,707,937.50 (Initial Price x Base Number of Shares x
                                                             Prepaid Percentage).


         Payment Date:                                       Three (3) Business Days after the later of (i) the day
                                                             on which (A) Transaction Documents executed by
                                                             Counterparty, (B) the Notice of Conversion executed by
                                                             the Counterparty and the Issuer, (C) the Issuer
                                                             Acknowledgement executed by the Counterparty and the
                                                             Issuer (and all attachments thereto, including an

                                                             executed opinion of counsel) are received by CSFB
                                                             Capital, (D) the waiver of the Class B Stockholders
                                                             Agreement dated as of May 20, 1996 among the Executive
                                                             Officers of Company (as defined therein), the
                                                             Counterparty and certain Class B Common Stock
                                                             shareholders, as amended and supplemented from time to
                                                             time, and (E) the waiver of the Letter Agreement dated
                                                             as of December 12, 2000 among the Company, the
                                                             Counterparty and The 1818 Fund III, L.P., as amended
                                                             and supplemented from time to time, each of (A) - (E)
                                                             in a form satisfactory to CSFB Capital, and (ii) the
                                                             day on which CSFB Capital receives from Counterparty a
                                                             number of shares of Class B Common Stock as Collateral
                                                             equal to the number of Shares specified in the Pledge
                                                             of Collateral provision below.


VALUATION:


         Averaging Date Final Price:                         The arithmetic mean of the Volume Weighted Average
                                                             Prices per share of Class A Common Stock, as displayed
                                                             on Bloomberg Page "AQR" for the Issuer, on each
                                                             Averaging Date in respect of the period from 9:30 a.m.
                                                             to 4:00 p.m. (New York City time) on such Averaging
                                                             Dates, or if such Volume Weighted Average Price is not
                                                             available, the arithmetic mean of the market values of
                                                             one (1) share of Class A Common Stock on each such
                                                             date as determined by the Calculation Agent.


         Valuation Date:                                     Scheduled Valuation Date, subject to extension upon
                                                             the occurrence of an Averaging Date Market Disruption.


         Averaging Period:                                   A period consisting of (the "Averaging Dates,") ten
                                                             (10) Exchange Business Days prior to and including the
                                                             Scheduled Valuation Date.


         Averaging Date Market Disruption:                   If (i) a Market Disruption Event occurs on an
                                                             Averaging Date during the Averaging Period, then, for
                                                             each such Averaging Date on which such an impairment
                                                             occurs, Calculation Agent shall extend the Averaging
                                                             Period and the Valuation Date by one (1) Exchange
                                                             Business Day or (ii) a Blackout Period or a Suspension
                                                             Period commences on an Averaging Date during the
                                                             Averaging Period, then the Averaging Period shall be
                                                             tolled until the end of such Blackout Period or
                                                             Suspension Period, as applicable, and the Valuation
                                                             Date shall be extended accordingly.


         Blackout Period:                                    Any period during which the Counterparty would be


                                                             precluded from purchasing or selling shares of Class A
                                                             Common Stock or Class B Common Stock by reason of
                                                             possession of material non-public information
                                                             concerning the Issuer within the meaning of Rule 10b-5
                                                             under the Securities Exchange Act.

                                                             Immediately upon becoming aware of a Blackout Period,
                                                             Counterparty shall notify CSFB Capital by telephone and
                                                             in writing thereof. Such notice shall not specify, and
                                                             the Counterparty shall not otherwise communicate to
                                                             CSFB Capital, the reason for the Counterparty's
                                                             declaration of a Blackout Period.


         Suspension Period:                                  Any period during which CSFB Capital concludes, in its
                                                             sole discretion, that it is appropriate with respect
                                                             to any legal, regulatory or self-regulatory
                                                             requirements or related policies and procedures
                                                             (whether or not such requirements, policies or
                                                             procedures are imposed by law or have been voluntarily
                                                             adopted by CSFB Capital), for it to refrain from
                                                             purchasing or selling shares of Class A Common Stock
                                                             or Class B Common Stock.

                                                             CSFB Capital shall notify the Counterparty upon
                                                             designating a Suspension Period and shall subsequently
                                                             notify the Counterparty on the day CSFB Capital
                                                             believes that it may resume purchasing shares of Class
                                                             A Common Stock or Class B Common Stock. CSFB Capital
                                                             need not communicate to the Counterparty the reason for
                                                             CSFB Capital's exercise of its rights pursuant to this
                                                             provision.


SETTLEMENT TERMS:


     SETTLEMENT:



         Total Deliverable Number of Shares:                 A number of Shares or shares of Class A Common Stock
                                                             equal to the lesser of (a) the Base Number of Shares
                                                             and (b) the Base Number of Shares multiplied by (x)
                                                             the sum, determined as of the Valuation Date, of (i)
                                                             the Floor (expressed as an amount) and (ii) the
                                                             product of (a) one minus the Participation Above Cap
                                                             and (b) any amount by which the Final Price exceeds
                                                             the Cap (expressed as an amount); divided by (y) the
                                                             Averaging Date Final Price.

         Notice of Settlement:                               CSFB will send written notice of expiration of the
                                                             Transaction to the Counterparty on or before the 35th
                                                             Business Day prior to the Scheduled Valuation Date.


         Net Stock Settlement:                               Counterparty will deliver the Total Deliverable Number
                                                             of Shares to CSFB Capital on the Share Delivery Date,
                                                             unless Counterparty elects the Cash Settlement Option,
                                                             in which case, in lieu of delivering Shares or shares
                                                             of Class A Common Stock, Counterparty will pay the
                                                             Cash Settlement Amount on the Cash Settlement Payment
                                                             Date.


         Share Delivery Date:                                The third Exchange Business Day following the
                                                             Valuation Date.


         Cash Settlement Option; Eligible Contract           Counterparty will have the right to cash settle the
         Participant:                                        Transaction; on the third Business Day following the
                                                             Valuation Date (the "Cash Settlement Payment Date")
                                                             Counterparty shall pay to CSFB Capital an amount equal
                                                             to the applicable Cash Settlement Amount; provided that
                                                             Counterparty shall not have the right to cash settle
                                                             the Transaction unless CSFB Capital has received
                                                             written notice of Counterparty's intention to cash
                                                             settle the Transaction on or before the 30th Business
                                                             Day prior to the Scheduled Valuation Date.

                                                             Counterparty represents and warrants as of the date
                                                             hereof and as of the date of any amendment or
                                                             modification to this Transaction or the Agreement that
                                                             that (i) it is an "eligible contract participant" as
                                                             defined in Commodity Exchange Act, as amended; and (ii)
                                                             Counterparty is entering into this Transaction in order
                                                             to manage the risk associated with an asset owned or a
                                                             liability incurred, or reasonably likely to be owned or
                                                             incurred, by Counterparty.


         Cash Settlement Amount:                             In respect of the Cash Settlement Payment Date, an
                                                             amount in U.S. dollars, determined as of the Valuation
                                                             Date, equal to the product of (i) the Total
                                                             Deliverable Number of Shares multiplied by (ii) the
                                                             Averaging Date Final Price.


         Net Stock Settlement and                            If Counterparty elects the Net Stock Settlement and/or
          Supplemental Share Delivery Requirements:          Supplemental Share Delivery, Counterparty covenants,
                                                             represents and warrants that (i) it will deliver to
                                                             CSFB Capital only shares of Class A Common Stock or
                                                             Class B Common Stock that are eligible for immediate
                                                             resale by Counterparty under Rule 144 or Rule 145 and
                                                             (ii) it (and each person whose sales of shares of Class
                                                             A Common Stock or Class B Common Stock would be
                                                             aggregated with Counterparty's sales under Rule
                                                             144(e)(3)) will not sell any shares of Class A Common
                                                             Stock or Class B Common Stock during the three-month
                                                             period ending on the third Exchange Business Day
                                                             following the Scheduled Valuation Date.


ADJUSTMENTS:


         Total Return Option                                 Inapplicable


         Fixed Dividend Level:                               USD 0.00 (zero) per share of Class A Common Stock


         Dividend Pass-Through:                              If as of the earlier of (x) the last Exchange Business
                                                             Day of any calendar quarter during the term of this
                                                             Transaction and (y) the Scheduled Valuation Date, as
                                                             determined by the Calculation Agent, there has been a
                                                             dividend paid by the Issuer in respect of the Class A
                                                             Common Stock consisting of cash in U.S. dollars per share
                                                             or the value of any non-cash assets (other than
                                                             additional shares of Class A Common Stock), as determined
                                                             by the Calculation Agent  (the "Actual Dividend"), and
                                                             such Actual Dividend is greater than the Fixed Dividend
                                                             Level, Seller agrees to pay to Buyer within two (2)
                                                             Business Days an amount in U.S. Dollars in immediately
                                                             available funds by wire transfer equal to the product of
                                                             the Base Number of Shares multiplied by the difference
                                                             between the Actual Dividend and the Fixed Dividend Level
                                                             (the "Excess Pass-Through Amount").

                                                             If the Actual Dividend is received from the Issuer by
                                                             Seller, Seller shall pay the Excess Pass-Through
                                                             Amount, if any, to Buyer within two (2) Business Days
                                                             after receipt of the Actual Dividend.

                                                             If the Actual Dividend is received from the Issuer by
                                                             the Buyer, (a) in the event that the Actual Dividend is
                                                             greater than the Fixed Dividend, the Seller agrees that
                                                             in fulfillment of Seller's obligation hereunder, Buyer
                                                             may retain the Excess Pass-Through Amount from any
                                                             dividend payment received by Buyer from the Issuer and
                                                             shall pay to Seller the remainder of such dividend
                                                             payment (if any), and (b) in the event that the Fixed
                                                             Dividend is greater than the Actual Dividend, the Buyer
                                                             agrees to pay the Actual Dividend to Seller within two
                                                             Business Days after receipt of the Actual Dividend.

                                                             For the avoidance of doubt:

                                                              (a) in making the determination for a period ending on the
                                                                  Scheduled Valuation Date, the Calculation Agent shall
                                                                  treat the ex dividend date of any cash dividend
                                                                  declared during such period but not yet paid as the
                                                                  payment date of such cash dividend; and

                                                              (b) Buyer shall have no payment obligation



                                                                  pursuant to this Dividend Pass-Through provision for a
                                                                  period ending on the Scheduled Valuation Date unless an
                                                                  ex dividend date occurred during such period for an
                                                                  Actual Dividend.



         Method of Adjustment:                               Calculation Agent Adjustment.


EXTRAORDINARY EVENTS:


         Consequences of Merger Events:

         (a)      Share-for-Share                            Additional Termination Event, Counterparty will be the
                                                             Affected Party, provided that, upon mutual agreement
                                                             between CSFB Capital and Counterparty, this
                                                             Transaction may be amended or recalculated in terms of
                                                             New Shares and shall otherwise continue in accordance
                                                             with the terms hereof.

         (b)      Share-for-Other                            Additional Termination Event, Counterparty will be the
                                                             Affected Party.

         (c)      Share-for-Combined                         Additional Termination Event, Counterparty will be the
                                                             Affected Party.


ADDITIONAL TERMINATION EVENTS:


         Loss of Economic Stock-Borrow:                      Additional Termination Event, Counterparty will be the
                                                             Affected Party; provided that "economic stock-borrow"
                                                             shall mean the availability of sufficient shares of
                                                             Class A Common Stock in the stock-borrow market at a
                                                             cost of 50 basis points per annum; provided, further,
                                                             that if Counterparty reimburses (on a current basis)
                                                             CSFB Capital for any cost of stock-borrow in excess of
                                                             50 basis points per annum, such event shall not be an
                                                             Additional Termination Event.


         Hedging Impairment:                                 An Additional Termination Event will occur if, in
                                                             connection with CSFB Capital's hedge, CSFB Capital's
                                                             ability to purchase or sell shares of Class A Common
                                                             Stock is significantly impaired; Counterparty will be
                                                             the Affected Party.


         Optional Termination by Counterparty:               At any time, Counterparty may terminate the Transaction
                                                             in whole upon 35 Business Days' prior written notice to
                                                             CSFB Capital specifying the date of the Optional
                                                             Termination.


COLLATERAL:


         Pledge of Collateral:                               On the Trade Date, Counterparty will pledge a quantity
                                                             of Shares or shares of Class A Common Stock to CSFB
                                                             Capital in accordance with Section 10 of the
                                                             Agreement.  Throughout the term of the Transaction the
                                                             Counterparty shall maintain a number of Shares or
                                                             shares of Class A Common Stock in the Collateral
                                                             Account equal to the Base Number of Shares, as
                                                             adjusted.


         Release of Pledged Collateral:                      On the Share Delivery Date, CSFB Capital will release
                                                             the Collateral to Counterparty against receipt from
                                                             Counterparty of the Total Deliverable Number of
                                                             Shares; provided that, if Counterparty elects the Cash
                                                             Settlement Option, the Pledged Securities will be
                                                             released to Counterparty against payment to CSFB
                                                             Capital of the Cash Settlement Amount.



ADDITIONAL REPRESENTATIONS, WARRANTIES AND
COVENANTS:


         Insider:                                            Because Counterparty is an "affiliate" (as defined in
                                                             Rule 144 of the Securities Act of 1933, as amended) of
                                                             the Issuer, the Pledged Securities are restricted stock
                                                             that can only be offered and sold pursuant to an
                                                             effective registration statement, Rule 144 or other
                                                             applicable exemption.


         Holding Period; Restrictions                        Counterparty represents and warrants to CSFB Capital
         on Transfer:                                        that (i) Counterparty's "holding period" for the
                                                             Shares pledged hereunder, determined in accordance with
                                                             Rule 144, commenced more than two years prior to the
                                                             date hereof, and the Issuer is in compliance with Rule
                                                             144(c)(1) and (ii) other than the restrictions under
                                                             Rule 144 and restrictions on transfer imposed by the
                                                             provisions of the Issuer's Restated Certificate of
                                                             Incorporation, such Shares are free of any contractual
                                                             or legal restrictions on transfer. Counterparty
                                                             represents and warrants that the restrictions on
                                                             transfer imposed by the Class B Stockholders Agreement
                                                             dated as of May 20, 1996 among the Executive Officers
                                                             of


                                                             Company (as defined therein), the Counterparty and
                                                             certain Class B Common Stock shareholders, as amended
                                                             and supplemented from time to time, and the Letter
                                                             Agreement dated as of December 12, 2000 among the
                                                             Company, the Counterparty and The 1818 Fund III, L.P.,
                                                             as amended and supplemented from time to time, have
                                                             been waived (each a "Waiver") by the parties to such
                                                             agreements.


         Manner of Hedging:                                  CSFB Capital represents that it will execute any
                                                             initial hedging in shares of Class A Common Stock in a
                                                             manner consistent with paragraph (e) of Rule 144.
                                                             Consistent with the foregoing, Counterparty agrees and
                                                             covenants with CSFB Capital that it (x) will not sell
                                                             any shares of Class A Common Stock or Class B Common
                                                             Stock pursuant to Rule 144 and (y) will cause each
                                                             person whose sales of shares of Class A Common Stock
                                                             or Class B Common Stock would be aggregated with
                                                             Counterparty's sales under Rule 144(e)(3) not to sell
                                                             any shares of Class A Common Stock or Class B Common
                                                             Stock, in each case, without the written consent of
                                                             CSFB Capital.


OTHER PROVISIONS:

   Calculation Agent:                                        CSFB  Capital,  whose  determinations  and  calculations
                                                             shall be binding absent manifest error.


   Default Rate:                                             Cost of funding plus 2.00%.


ADDITIONAL PROVISIONS

                                                             The date and time of this Transaction will be furnished
                                                             by CSFB Capital to Counterparty upon written request



                                                             CSFB LLC will furnish to Counterparty upon written
                                                             request a statement as to the source and amount of any
                                                             remuneration received or to be received by CSFB LLC in
                                                             connection with any transaction


                                                             CSFB Capital is not a member of SIPC (Securities
                                                             Investor Protection Corporation).


MATTERS RELATING TO CSFB LLC:

                                                             (a) CSFB LLC has no obligation, by guaranty,
                                                             endorsement or otherwise, with respect to performance
                                                             of CSFB Capital's and Counterparty's obligations.


                                                             (b) CSFB Capital represents that it is an "OTC
                                                             derivatives dealer" as such term is defined in the
                                                             Securities Exchange Act and is an affiliate of a
                                                             broker-dealer, CSFB LLC, that is registered with and
                                                             fully-regulated by the Securities and Exchange
                                                             Commission ("SEC"). CSFB LLC acted as CSFB Capital's
                                                             agent in effecting this Transaction.


ACCOUNT DETAILS:


         Payments to Counterparty:                           To be advised in writing


         Payments to CSFB Capital:                           PAY TO:           Citibank N.A., New York

                                                             ABA NUMBER:       021-000-089

                                                             FOR A/C OF:       Credit Suisse First Boston Capital LLC

                                                             ACCOUNT #:  30459883


                                                             Credit Suisse First Boston LLC
         Deliveries to CSFB Capital:                         DTC: 355
                                                             Ref a/c: 2H3KG


REGULATORY DISCLOSURE REPRESENTATION:

                                                             The Counterparty represents that it has received from
                                                             CSFB Capital the "Risk Disclosure Statement regarding
                                                             OTC Derivative Products and Notice of Regulatory
                                                             Treatment" and has reviewed, signed and returned a copy
                                                             of such document to CSFB Capital.

                  Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.


                                CREDIT SUISSE FIRST BOSTON CAPITAL LLC


                                By:    /s/ Samantha Waddell
                                       ------------------------------
                                       Name: Samantha Waddell
                                       Title: Vice President Operations



                                CREDIT SUISSE FIRST BOSTON LLC,
                                solely in its capacity as Agent


                                By:    /s/ Thomas Decker
                                       ------------------------------
                                       Name: Thomas Decker
                                       Title: Vice President Operations


MORTIMER B. FULLER, III

/s/ Mortimer B. Fuller, III
----------------------------

                     CREDIT SUISSE FIRST BOSTON CAPITAL LLC
                         CREDIT SUISSE FIRST BOSTON LLC
                                11 Madison Avenue
                               New York, NY 10010


                       VARIABLE PREPAID FORWARD AGREEMENT


Date:    March 8, 2004


To:      Mr. Mortimer B. Fuller, III
         66 Field Point Road
         Greenwich, Connecticut, 06830

From:    Credit Suisse First Boston Capital LLC



Re:      Variable Prepaid Forward Transactions


Transaction ID:   GWR#01

Dear Mr. Fuller:

The purpose of this letter agreement (the "Agreement") is to state the terms and conditions of the Variable Prepaid Forward transactions, together with any other derivative transactions that may be entered into, between you ("Counterparty") and Credit Suisse First Boston Capital LLC, a Delaware limited liability company, ("CSFB Capital") either on the date hereof or subsequent hereto.

It is contemplated that Counterparty and CSFB Capital shall enter into one or more Variable Prepaid Forward transactions (each, a "Transaction") (as more fully described in one or more confirmation(s) in substantially the form attached hereto). Each confirmation and any amendments or modifications thereof, which amendments or modifications shall be set forth in an amended and restated Variable Prepaid Forward confirmation, shall be attached as a Schedule hereto and shall become a part hereof (each, a "Confirmation").

The terms of this agreement shall remain in full force and effect and shall be operative with respect to all Transactions, except as the specific terms set forth in any Confirmation shall vary the terms hereof.

                                TABLE OF CONTENTS

1. NOTICE INFORMATION.............................................................................................3

2. REPRESENTATIONS AND WARRANTIES.................................................................................3

3. ADJUSTMENT EVENTS..............................................................................................6

4. TERMINATION EVENTS.............................................................................................6

5. TERMINATION OF TRANSACTION.....................................................................................8

6. PAYMENT UPON MERGER EVENTS.....................................................................................9

7. EXPENSES.......................................................................................................9

8. SET-OFF........................................................................................................9

9. TAXES.........................................................................................................10

10. SECURITY AGREEMENT...........................................................................................10

11. REMEDIES UPON SECURITY AGREEMENT DEFAULT.....................................................................12

12. NOTICES......................................................................................................13

13. FURNISHING OF SPECIFIED INFORMATION..........................................................................14

14. MISCELLANEOUS................................................................................................14

15. DEFINITIONS..................................................................................................15

1.       NOTICE INFORMATION

         CSFB Capital:                 Credit Suisse First Boston Capital LLC
                                       c/o Credit Suisse First Boston LLC
                                       11 Madison Avenue
                                       New York, NY  10010

                                       Tel: (212) 538 4488
                                       Fax:  (212) 325 4585

                                       Credit Suisse First Boston LLC
         With a copy to:               11 Madison Avenue, 3rd Floor
                                       New York, New York 10010

                                       For payments and deliveries:
                                       Attn.:  Ricardo Harewood
                                       Tel: (212) 325-8678
                                       Fax: (212) 325- 8175

                                       For all other communications:
                                       Attn.: Joe Belnome/John Ryan
                                       Tel.: (212) 538 1277 / (212) 325 8681
                                       Fax.: (212) 538 8898

                                       Mortimer B. Fuller, III
         Counterparty:                 5 Martin Road
                                       Rye, NY 10580


                                       Tel:   914-967-1355
                                       Fax:  914-967-1486
                                       Adam B. Frankel
         With a copy to:               Senior Vice President, General Counsel
                                       and Secretary
                                       Genesee & Wyoming Inc.
                                       66 Field Point Road, 2nd Floor
                                       Greenwich, CT 06830

                                       Tel: 203-629-3722
                                       Fax:  203-661-4106

2.       REPRESENTATIONS AND WARRANTIES

                  (A) GENERAL REPRESENTATIONS. Each party makes the following representations, and such representations shall be deemed to be repeated and in full force and effect whenever such party enters into a Transaction or any amendment thereto:

                  (i) NON-RELIANCE. It is acting for its own account, and it has made its own independent decisions to enter into this Transaction and the Transaction Documents, and as to whether a Transaction under the Transaction Documents is appropriate or proper for it based upon its own judgment and upon advice from its professional advisers. It is not relying, and has not relied, upon any communication (written or oral) of the other party, or any affiliate, employee or agent of the other party, as investment advice, tax advice or as a recommendation to enter into a Transaction under the Transaction Documents; it has conducted its own analyses of the legal, accounting, tax or other implications of any Transaction and the Transaction Documents; it is understood that information and explanations related to the terms and conditions of a Transaction under the Transaction Documents shall not be considered investment advice, tax advice or a recommendation to enter into a Transaction under the Transaction Documents. It is entering into each Transaction and the Transaction Documents with a full understanding of all of the terms and risks thereof (economic and otherwise) and it is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks. It is also capable of assuming (financially and otherwise), and assumes, those risks. No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of a Transaction under the Transaction Documents;

                  (ii) STATUS OF PARTIES. Neither the other party, nor any affiliate, employee, or agent of the other party, is acting as a fiduciary for or an advisor to it in respect of any Transaction or any Transaction Document. Each party is entering into each Transaction and each Transaction Document as a principal on its own behalf as an arm's-length commercial transaction;

                  (iii) NO VIOLATION OR CONFLICT. The execution, delivery and performance of the Transaction Documents and any Transaction thereunder does not violate or conflict with any law applicable to it, any provision of its constitutive documents, any order or judgment of any court or other agency of government applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets;

                  (iv) CONSENTS. All governmental and other consents that are required to have been obtained by it or made by it with respect to the Transaction Documents and any Transaction thereunder to which it is a party have been obtained or made and are in full force and effect and all conditions of any such consents have been complied with;

                  (v) OBLIGATIONS BINDING. Its obligations under the Transaction Documents and any Transaction constitute its legal, valid and binding obligations, enforceable in accordance with their respective terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally, and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law);

                  (vi) NO WITHHOLDING. Subject to compliance with Section 13(A) (Furnishing of Specified Information -- Tax Information), it is not required by any applicable law, as modified by the practice of any relevant governmental revenue authority, of any jurisdiction to make any deduction or withholding for or on account of any tax from any payment (other than default interest) to be made by it to the other party under the Transaction Documents and any Transaction thereunder;

                  (vii) RESIDENCE. Counterparty hereby represents that the address set forth in Section 1 hereof is Counterparty's current residence and agrees to provide CSFB Capital 30 calendar days' prior written notice of any change of residence or domicile;

                  (viii) SECURITIES CONTRACT. It intends and acknowledges that this Agreement, including all Transactions hereunder, shall constitute a "securities contract" as defined in 11 U.S.C.ss.741(7) (as in effect on the date of this Agreement) (or any successor provision of similar import); and

                  (ix) HEDGING. Counterparty hereby represents that this Agreement and each Transaction have been, and will be, entered into not for the purpose of speculation but solely in connection with the portfolio management, asset, risk, and liability management and hedging activities of Counterparty.

                  (B) SECURITIES LAW AND DELIVERY REPRESENTATIONS: Each party makes the following representations, warranties and covenants, and such representations, warranties and covenants shall be deemed to be repeated and in full force and effect whenever such party shall make a payment relating to a Transaction or any Transaction Document:

                  (i) NO AGENCY. Each party is entering into the Transaction Documents and any Transaction thereunder for its own account as principal, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest under any Transaction Document or in any Transaction entered into by such party thereunder;

                  (ii) EXEMPTION FROM REGISTRATION. Each party acknowledges its understanding that the offer and the sale of any Transaction is intended to be exempt from registration under the Securities Act, by virtue of Section 4(2) of the Securities Act and Regulation D thereunder. In furtherance thereof, each party represents and warrants that (1) it has the financial ability to bear the economic risk of its investment, and (2) it qualified as an "accredited investor" as that term is defined under Regulation D;

                  (iii) INDEPENDENT EVALUATION OF RISK AND SUITABILITY. Each party has been given the opportunity to ask questions of, and receive answers from, the other party concerning the terms and conditions of the Transaction Documents and any Transaction thereunder and has been given the opportunity to obtain such additional information necessary in order for it to evaluate the merits and risks of the Transaction Documents and any Transaction thereunder (it being understood that CSFB Capital has provided information only in regard to the Transaction Documents and any Transaction thereunder and not in regard to the shares of Class A Common Stock or Class B Common Stock, which have been selected by Counterparty without any advice from CSFB Capital), and Counterparty has determined that the Transactions contemplated by the Transaction Documents are a suitable investment for it;

                  (iv) NO MATERIAL NON-PUBLIC INFORMATION. Each party represents and warrants that, in effecting the Transaction Documents and any Transaction thereunder, it will not be in possession of any material non-public information with respect to the Issuer that, under the U.S. federal securities laws, it would have to disclose in advance to a party effecting a purchase or sale of the shares of Class A Common Stock or Class B Common Stock;

                  (v) NO DISPOSITIONS. Each party fully understands and agrees that it must bear the economic risk of each Transaction for the entire term of each Transaction; and each party understands and agrees that disposition of a Transaction is restricted under the Transaction Documents, the Securities Act and state securities laws. Each party understands that no Transaction has been, or is intended to be, registered under the Securities Act or under the securities laws of certain states and, therefore, no Transaction can be resold, pledged, assigned or otherwise disposed of unless registered under the Securities Act and under the applicable laws of such states, or an exemption from such registration is available. Each party understands and agrees that, except as provided herein, the other party is not obliged to register any Transaction on its behalf or to assist it in complying with any exemption from registration under the Securities Act or state securities laws;

                  (vi) BENEFICIAL OWNERSHIP, POWER AND AUTHORITY. Counterparty represents and warrants upon Counterparty's delivery of the Pledged Securities and Contract Rights that (1) it is the absolute beneficial owner of the Pledged Securities and Contract Rights and the Pledged Securities and Contract Rights are free from all security interests, howsoever created or arising, encumbrances, equities and claims whatsoever (save under Section 10 hereof) and contractual restrictions on transfer (except as disclosed to CSFB Capital in writing) and (2) it has the power to grant the security interest in the Collateral purported to be granted by it hereunder; and

                  (vii) SHARES FULLY PAID, NON-ASSESSABLE; NO LIENS. Counterparty represents and warrants that: (1) the Shares are duly authorized and validly issued, (2) the Shares are fully paid and non-assessable, (3) the Shares are free and clear of any encumbrance, equity, loan, pledge, charge, claim or security interest, howsoever created or arising (except the security interest granted under Section 10 hereof), (4) Counterparty is the sole owner of the Shares with full right to transfer the Shares in accordance with the terms of this Agreement and the related Confirmation and (5) upon delivery of the Shares in accordance with the terms of this Agreement and the related Confirmation, CSFB Capital will be the sole owner of the Shares, free and clear of any encumbrance, equity, loan, pledge, charge, claim or security interest.

3.       ADJUSTMENT EVENTS.

                  (A) POTENTIAL ADJUSTMENT EVENTS. Following the declaration by the Issuer of the terms of any Potential Adjustment Event, the Calculation Agent may make adjustments in accordance with the Method of Adjustment specified in the Confirmation.

                  (B) CALCULATION AGENT ADJUSTMENT. If "Calculation Agent Adjustment" is specified as the Method of Adjustment in the Confirmation (or if no Method of Adjustment is specified in the Confirmation of such Transaction), then following the declaration by the Issuer of the terms of any Potential Adjustment Event, the Calculation Agent will determine whether such Potential Adjustment Event has a diluting or concentrative effect on the theoretical value of the relevant shares of Class A Common Stock or Class B Common Stock and, if so, will (i) make the corresponding adjustment(s), if any, to any one or more of the Initial Price, Base Number of Shares, and any other variable relevant to the exercise, settlement or payment terms of that Transaction as the Calculation Agent determines appropriate to account for that diluting or concentrative effect and (ii) determine the effective date(s) of the adjustment(s). The Calculation Agent may (but need not) determine the appropriate adjustment(s) by reference to the adjustment(s) in respect of such Potential Adjustment Event made by an options exchange to options on the relevant shares of Class A Common Stock traded on that options exchange.

4.       TERMINATION EVENTS.

                  The occurrence at any time of any of the events set forth herein shall constitute a "Termination Event":

                  (A) FAILURE TO PAY OR DELIVER. Failure by CSFB Capital or Counterparty to make, when due, any payment or delivery under any Transaction or any Transaction Document required to be made by it if such failure is not remedied on or before the third Business Day after notice of such failure is given to such party.

                  (B) BREACH OF AGREEMENT. Failure of CSFB Capital or Counterparty to comply with or perform any agreement or obligation (other than an obligation to make any payment or delivery under this Transaction) to be complied with or performed by the party in accordance with any Transaction Document or any Transaction thereunder if such failure is not remedied on or before the tenth day after notice of such failure is given to such party.

                  (C) MISREPRESENTATION. A representation (other than the "No Withholding" representation) made or repeated, or deemed to have been made or repeated, by CSFB Capital or Counterparty in any Transaction Document or any Transaction thereunder proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated.

                  (D) DEFAULT UNDER SPECIFIED TRANSACTION. Counterparty or any Affiliate of Counterparty (i) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or any early termination of, that Specified Transaction, (ii) defaults, after giving effect to any applicable notice requirement or grace period in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or, with respect to payment defaults, such default continues for at least three Business Days if there is no applicable notice requirement or grace period or, with respect to delivery defaults, such default continues for at least one Business Day if there is no applicable notice requirement or grace period), or (iii) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf).

                  (E) BANKRUPTCY. CSFB Capital or Counterparty (i) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due, (ii) makes a general assignment, arrangement or composition with or for the benefit of its creditors,
(iii) institutes or has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition (A) results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding up or liquidation or (B) is not dismissed, discharged, stayed or restrained in each case within 30 days of institution or presentation thereof; (iv) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets; (v) has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within 30 days thereafter; (vi) causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in clauses (i) to (v) (inclusive); or (vii) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts.

                  (F) TAX EVENT. Due to (x) any action taken by a taxing authority, or brought in a court of competent jurisdiction, on or after the date hereof (regardless of whether such action is taken or brought with respect to a party hereto) or (y) a Change in Tax Law (either such occurrence constituting a "Tax Event"), CSFB Capital or Counterparty (which will be the Affected Party) will, or there is a substantial likelihood that it will, on the next succeeding scheduled payment date; (1) be required to pay to the other party an additional amount in respect of an Indemnifiable Tax under Section 9 hereof (except in respect of default interest or interest on a delayed payment) or (2) receive a payment from which an amount is required to be deducted or withheld for or on account of a tax (except in respect of default interest or interest on a delayed payment); and no additional amount is required to be paid in respect of such tax under Section 9 hereof (other than by reason of such party's failure to deliver a tax document pursuant to this Agreement); provided that the Affected Party will, as a condition to its right to terminate a Transaction as a result of such event, use all reasonable efforts (which will not require such party to incur a loss excluding immaterial, incidental expenses) to transfer within 20 days after it gives notice to the other party of such Tax Event all its rights and obligations under such Transaction to another of its offices or Affiliates so that such Tax Event ceases to exist.

                  If the Affected Party is not able to make such a transfer it will give notice to the other party to that effect within such 20 day period, whereupon the other party may effect such a transfer within 30 days after the notice is given of such Tax Event.

                  Any such transfer by a party under this provision will be subject to and conditional upon the prior written consent of the other party, which consent will not be withheld if such other party's policies in effect at such time would permit it to enter into transactions with the transferee on the terms proposed.

                  (G) SECURITY AGREEMENT DEFAULT. The occurrence of any of the following shall constitute a "Collateral Agreement Default": (i) Failure by Counterparty to comply with or perform any agreement or obligation to be complied with or performed by it in accordance with the Security Agreement set forth in Section 10 hereof, if such failure is continuing three (3) Exchange Business Days after notice thereof is given to Counterparty; (ii) failure at any time of the Collateral in respect of any Transaction to include, as Eligible Collateral, at least the Base Number of Shares, as adjusted, in respect of that Transaction; (iii) the failing or ceasing of the Security Agreement set forth in
Section 10 hereof to be in full force and effect for the purposes of a Transaction (in either case other than in accordance with its terms) prior to the satisfaction of all obligations of Counterparty under such Transaction, without the written consent of CSFB Capital; or (iv) Counterparty disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of the Security Agreement set forth in Section 10 hereof; (v) any involuntary lien of any kind or character is imposed on any Collateral; or (vi) the occurrence of any deterioration or impairment of the Collateral or any part thereof which causes the Collateral in the good faith judgment of CSFB Capital to become unsatisfactory as to character or value.

                  (H) DEATH OR INCOMPETENCY. Counterparty ("Principal") (i) dies; (ii) is declared incompetent by a court of competent jurisdiction due to a physical, mental or emotional condition resulting from injury, sickness, disease or other cause; (iii) becomes unable to act in a prudent, timely, and effective manner as a consequence of any accident, physical or mental condition (whether organic or psychological) or other similar cause for an indefinite period of time (notwithstanding the appointment of a guardian, conservator or other legal representative for Principal), in the opinion of two or more examining physicians appointed by the Calculation Agent (Principal hereby (a) submits to any such examinations reasonably requested by the Calculation Agent for this purpose, and (b) waives, to the fullest extent permitted by applicable law and/or standards of professional conduct, the benefits and privileges of physician-patient confidentiality in this connection); or Principal is sued for divorce if the applicable jurisdiction is a community property state.

                  (I) ADDITIONAL TERMINATION EVENT. If any "Additional Termination Event" is specified in the Confirmation as applying, the occurrence of such event (and, in such event, the Affected Party or Affected Parties shall be as specified for such Additional Termination Event in such Confirmation).

5.       TERMINATION OF TRANSACTION

                  (A) NOTICE. If a Termination Event occurs with respect to a party (the "Affected Party"), such party will, promptly upon becoming aware of it, notify the other party specifying the nature of that Termination Event and will also give such other information about that Termination Event as the other party may reasonably require.

                  (B) TWO AFFECTED PARTIES. If a Tax Event occurs and there are two Affected Parties, each party will use all reasonable efforts to reach agreement within 30 days after notice thereof is given on action to avoid that Termination Event.

                  (C) RIGHT TO TERMINATE. If a transfer under Section 4(F) hereof or an agreement under Section 5(B) hereof, as the case may be, has not been effected within the time therein specified or any other Termination Event occurs, CSFB Capital or any Affected Party in the case of a Tax Event, or the party which is not the Affected Party in the case of any other Termination Event if there is only one Affected Party may, by not more than 20 days' notice to the other party, designate a day not earlier than the day such notice is effective as an early termination date (the "Early Termination Date") for all Transactions; provided, however, the designation of an Early Termination Date shall not be conditional upon the receipt of such notification.

                  (D) EFFECT OF DESIGNATION. Upon the occurrence or effective designation of an Early Termination Date, the amount, if any, payable in respect of an Early Termination Date shall be determined pursuant to Section 5(F) hereof. On or as soon as reasonably practicable following the occurrence of an Early Termination Date, the Calculation Agent will make the calculations, if any, contemplated by Section 5(F) hereof and will provide to the parties hereto a statement (1) showing, in reasonable detail, such calculations and specifying any amount payable under Section 5(F) hereof and (2) giving details of the relevant account to which any amount payable to it is to be paid.

                  (E) PAYMENT DATE. An amount calculated as being due in respect of an Early Termination Date under Section 5(F) hereof will be payable on the day (the "Payment Date") that is two Business Days after the day on which notice of the amount payable is given. Such amount will be paid together with (to the extent permitted under applicable law) interest thereon (before as well as after judgment), from (and including) the relevant Early Termination Date to (but excluding) the date such amount is payable at the Default Rate (without proof or evidence of any actual cost and as certified by such party) if it were to fund or of funding such amounts and thereafter to (but excluding) the date such amount is actually paid. Such interest will be calculated on the basis of daily compounding and the actual number of days elapsed.

                  (F) PAYMENTS ON EARLY TERMINATION. Promptly after the occurrence of an Early Termination Date, the Calculation Agent will determine, in good faith and, if applicable, in accordance with Section 6 hereof ("Payments upon Merger Events"), the payments due on such date. The Calculation Agent will, subject to the preceding sentence, determine the net losses and costs (or gain) in connection with this Agreement and all Transactions, including any loss of bargain, cost of funding or, without duplication, loss or cost incurred as a result of the termination, liquidation, obtaining or reestablishment of any hedge or related trading position (or any gain resulting from any of them); such amounts include losses and costs (or gains) in respect of any payment or delivery required to have been made on or before the relevant Early Termination Date and not made, except so as to avoid duplication. In accordance therewith, the Calculation Agent shall determine what amount, if any, is payable and by whom on the early Payment Date.

6.       PAYMENT UPON MERGER EVENTS.

                  (A) If, in respect of a Transaction, "Cancellation and Payment" applies in relation to a Merger Event or Merger Event is specified as an Additional Termination Event, then the Calculation Agent will determine, in accordance with clause (B) below, the value to each party of the Transaction, based on the option value of each of the Transaction's components, and the net amount to be paid, if any, by one party (the "Payer") to the other party (the "Payee"). The Payer will pay to the Payee an amount determined as provided in clause (B) below, such payment to be made not later than three Business Days following the determination by the Calculation Agent of such amount.

                  (B) The amount to be paid by the Payer to the Payee under clause (A) above will be the amount agreed promptly by the parties after the Merger Date, failing which it will be determined by the Calculation Agent and based on quotations sought by it from four leading market dealers. Each quotation will represent the quoting dealer's expert opinion as to the fair value to Payee of the Transaction, based on the option value of each of the Transaction's components, such that the terms of the Transaction would preserve for Payee the economic equivalent of any payment or delivery (assuming satisfaction of each applicable condition precedent) by the parties in respect of the relevant Transaction that would have been required after that date but for the occurrence of the Merger Event. Each quotation will be calculated on the basis of the following information provided by the Calculation Agent (and such other factors as the quoting dealer deems appropriate):

                           (i) a volatility equal to the average of the Option Period Volatility of the relevant shares of Class A Common Stock for each Exchange Business Day during the historical period between the Trade Date and the Announcement Date;

                           (ii) dividends based on, and payable on the same dates as, amounts determined by the Calculation Agent to have been paid in respect of gross ordinary cash dividends on the relevant shares of Class A Common Stock in the calendar year ending on the Announcement Date; and

                           (iii) a value ascribed to the relevant shares of Class A Common Stock equal to the consideration, if any, paid in respect of such shares of Class A Common Stock to holders of such shares of Class A Common Stock at the time of the Merger Event.

If more than three quotations are provided, the amount will be the arithmetic mean of the quotations, without regard to the quotations having the highest and the lowest values. If exactly three quotations are provided, the amount will be the quotation remaining after disregarding the highest and the lowest quotations. For this purpose, if more than one quotation has the same highest or lowest value, then one of such quotations will be disregarded. If two quotations are provided, the amount will be the arithmetic mean of the quotations. If one quotation is provided, the amount will equal the quotation. If no quotation is provided, the amount will be determined by the Calculation Agent in its sole discretion.

7.       EXPENSES

                  If a Termination Event other than a Tax Event occurs with respect to a party, that party will, on demand, indemnify and hold harmless the other party for and against all reasonable out-of-pocket expenses, including legal fees and stamp and similar taxes, incurred by such other party by reason of the enforcement and protection of its rights under this Agreement or by reason of the early termination of any Transaction, including, but not limited to, costs of collection.

8.       SET-OFF.

                  Any amount (the "Early Termination Amount") payable to one party (the "Payee") by the other party (the "Payer") under Section 5 hereof, will, at the option of the party ("X") other than the Affected Party (and without prior notice to the Affected Party), be reduced by its set-off against any amount(s) (the "Other Agreement Amount") payable (whether at such time or in the future or upon the occurrence of a contingency) by the Payee to the Payer or instrument(s) or undertaking(s) issued or executed by one party to, or in favor of, the other party (and the Other Agreement Amount will be discharged promptly and in all respects to the extent it is so set off). X will give notice to the other party of any set-off effected pursuant to this Section 8.

                  If an obligation is unascertained, X may in good faith estimate that obligation and set off in respect of the estimate, subject to the relevant party accounting to the other when the obligation is ascertained.

9.       TAXES.

                  All payments under Transactions will be made without any deduction or withholding for or on account of any tax unless such deduction or withholding is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, then in effect. If a party is so required to deduct or withhold, then that party ("X") will:

                  (i) promptly notify the other party ("Y") of such requirement;

                  (ii) pay to the relevant authorities the full amount required to be deducted or withheld (including the full amount required to be deducted or withheld from any additional amount paid by X to Y under clause (iv) below) promptly upon the earlier of determining that such deduction or withholding is required or receiving notice that such amount has been assessed against Y;

                  (iii) promptly forward to Y an official receipt (or a certified copy), or other documentation reasonably acceptable to Y, evidencing such payment to such authorities; and

                  (iv) if such Tax is an Indemnifiable Tax, pay to Y, in addition to the payment to which Y is otherwise entitled under the Transactions, such additional amount as is necessary to ensure that the net amount actually received by Y (free and clear of Indemnifiable Taxes, whether assessed against X or Y) will equal the full amount Y would have received had no such deduction or withholding been required. However, X will not be required to pay any additional amount to Y to the extent that it would not be required to be paid but for the failure by Y to deliver promptly, upon reasonable demand by X, any form or document that may be required or reasonably requested in writing in order to allow X to make a payment under the Transactions without any deduction or withholding for or on account of any tax or with such deduction or withholding at a reduced rate, with any such form or document to be accurate and completed in a manner reasonably satisfactory to such other party and to be executed and to be delivered with any reasonably required certification.

                  If (1) X is required by any applicable law, as modified by the practice of any relevant governmental revenue authority, to make any deduction or withholding in respect of which X would not be required to pay an additional amount to Y under clause
                  (iv) above; (2) X does not so deduct or withhold; and (3) a liability resulting from such tax is assessed directly against X, then, except to the extent Y has satisfied or then satisfies the liability resulting from such tax, Y will promptly pay to X the amount of such liability (including any related liability for interest, but including any related liability for penalties only if Y has failed to provide any form or document as described in clause (iv) above).

10.      SECURITY AGREEMENT.

                  (A)      COLLATERAL.

                           (i) On or prior to the Trade Date, Counterparty will
deliver and transfer or procure the delivery and transfer of a number of Shares specified in the relevant Confirmation, either in Clearing Organization form or in certificated form together with all instruments of transfer duly executed in blank (the "Pledged Securities") to Credit Suisse First Boston LLC or another custodian specified by CSFB Capital (the "Securities Intermediary"), to be held in an account (the "Pledged Account") in the name of CSFB Capital subject to the ownership interest of Counterparty pursuant to this Section 10. Counterparty hereby transfers and delivers to

CSFB Capital, as security, all its right, title and interest in and to any Transaction it may enter into with CSFB Capital pursuant to this Agreement (the "Contract Rights"). Counterparty hereby grants CSFB Capital, as collateral for the obligations of Counterparty in respect of the Transactions pursuant to this Agreement (collectively, the "Secured Obligations"), a first priority perfected security interest in the Pledged Securities, all distributions, dividends and right and warrant issuances in respect thereof, the Contract Rights and all proceeds of the foregoing (collectively, the "Collateral"). With respect to Collateral held in accounts in a Clearing Organization, Counterparty shall furnish to CSFB Capital a list of such Collateral by title (or series) and, if relevant, quantity, unpaid principal amount and maturity date.

                           (ii) Counterparty undertakes that, for so long as the
Collateral consists, in whole or in part, of Class B Common Stock, that it shall not, at any time, cause any or all of the shares of Class B Common Stock that is registered in the name of Counterparty or Counterparty's nominee to be transferred of record into the name of the CSFB Capital or its nominee; provided, however, that, upon the occurrence of an Enforcement Event or at the direction of the Counterparty, CSFB Capital may cause any or all of the Collateral that is registered in the name of Counterparty or Counterparty's nominee to be transferred of record into the name of CSFB Capital or its nominee.

                           (iii)    "Total Return Option" is not applicable.

                   (B) ENFORCEMENT EVENTS. Upon the occurrence of any Termination Event under this Agreement or in connection with any current or future Transactions contemplated herein (an "Enforcement Event"), (x) CSFB Capital shall have all the rights of a secured creditor under the Uniform Commercial Code in effect in the State of New York with respect to the Collateral and (y) CSFB Capital shall have all the remedies specified in Section 11 hereof.

                  (C) ENTITLEMENT ORDERS. For purposes of perfecting the security interest of CSFB Capital in the Pledged Securities and the Pledged Account, Counterparty hereby authorizes the Securities Intermediary and CSFB Capital to enter into an agreement with the Securities Intermediary pursuant to which the Securities Intermediary will comply with "entitlement orders" (e.g., orders directing the transfer or redemption of the Pledged Securities or other property credited to the Pledged Account) issued by CSFB Capital without further consent of Counterparty.

                  (D) ADDITIONAL COLLATERAL. If, while this Agreement and the relevant Confirmation are in effect, Counterparty shall become entitled to receive or shall receive (i) any principal payment in respect of the Pledged Securities or (ii) any debenture, other debt instrument, stock certificate, option, right, other security or other property including cash, as an addition to, in substitution of, or in exchange for any of the Pledged Securities, whether or not in connection with any reclassification, recapitalization, increase or reduction of capital, reorganization, merger, consolidation, liquidation or dissolution of the issuer of the Pledged Securities, then Counterparty agrees to accept the same as CSFB Capital's agent and to hold the same in trust on behalf of CSFB Capital and to deliver the same forthwith to CSFB Capital in the exact form received and in compliance with the terms of this
Section 10, as additional Collateral for the Secured Obligations.

                  (E) FURTHER ASSURANCES. Counterparty undertakes that, for so long as the Secured Obligations remain outstanding, Counterparty shall promptly execute all documents and do all acts and things which are required for enabling or assisting CSFB Capital to perfect or improve title to and security over the Collateral or otherwise to enforce any of the rights of CSFB Capital under or in connection with this Section 10.

                  (F) VOTING. Counterparty shall be entitled to exercise any and all voting and other consensual rights pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of the Transaction Documents or any Transaction thereunder, provided, however, that Counterparty shall not exercise or refrain from exercising such right if, in the judgment of CSFB Capital, such action would have a material adverse effect on the value of the Collateral; and provided further, that Counterparty shall give CSFB Capital at least five Business Days' prior written notice of the manner in which Counterparty intends to exercise, or the reasons for refraining from exercising, any such right.

                  (G) RETURN OF COLLATERAL. Unless an Enforcement Event has occurred, at such times as Counterparty has performed fully Counterparty's obligations under all Transactions or such obligations are otherwise extinguished, CSFB Capital shall at the request of Counterparty return the Collateral to Counterparty and upon such return CSFB Capital's security interest shall be released without further action by either party.

                  (H) OBLIGATIONS UNDER TRANSACTIONS. Notwithstanding the pledge referred to above, Counterparty remains fully liable to CSFB Capital for all its obligations under the Transaction Documents and any Transaction thereunder.

                  (I) NO REHYPOTHECATION. CSFB Capital may not sell, lend, pledge, rehypothecate, assign, invest, use, commingle or otherwise dispose of, or otherwise use in its business (collectively, "REHYPOTHECATE"), any Collateral.

                  (J) UCC. This Agreement constitutes a security agreement under Articles 8 and 9 of the UCC (a "Security Agreement").

                  (K) SUBSTITUTE COLLATERAL. On five (5) Business Days' written notice, Counterparty shall have the right to substitute (i) shares of Class A Common Stock or Class B Common Stock or (ii) short-term, direct obligations of the U.S. government ("U.S. Obligations"), for the Pledged Securities. Such shares of Class A Common Stock or Class B Common Stock or U.S. Obligations shall constitute Collateral hereunder. In the event that the Counterparty elects to substitute Collateral, CSFB Capital, in its sole discretion, shall determine the value of such substitute Collateral, the procedures and dates for determining the sufficiency of such Collateral and the amounts of any additional Collateral that CSFB Capital may from time to time require (including, without limitation, the extent to which the value of such Collateral will be required to exceed the amount of the Secured Obligations). If CSFB Capital shall request that Counterparty pledge additional Collateral, and such additional Collateral is not pledged and delivered by the close of business on the next Business Day, then, CSFB Capital shall commence its rights as if an Enforcement Event had occurred, including, but not limited to, the sale of Collateral.

11.      REMEDIES UPON SECURITY AGREEMENT DEFAULT.

                  Upon the occurrence and during the continuance of any default under the Security Agreement, including without limitation a Termination Event under Section 4(G) in respect of the Security Agreement or the Collateral:

                  (A) CSFB Capital may forthwith transfer and register in its or its nominee's name the whole or any part of the Collateral not theretofore so transferred or registered, (i) exercise all voting rights with respect thereto,
(ii) demand, sue for, collect, receive and give acquittance for any and all cash dividends or other distributions or monies due or to become due upon or by virtue thereof, (iii) sell the Collateral in one or more sales applying the proceeds therefrom to the payment of the Secured Obligations in accordance with
Section 11(G) hereof and (iv) otherwise to act with respect to the Collateral or the proceeds thereof as though CSFB Capital were the outright owner thereof. CSFB Capital shall have no duty to exercise any of the aforesaid rights, privileges and options and shall not be responsible for any failure to do so or delay in so doing.

                  (B) Counterparty acknowledges and agrees that the Pledged Securities are of a type customarily sold on a recognized market and, therefore, that CSFB Capital is not required to send any notice of its intention to sell or otherwise dispose of the Pledged Securities hereunder. Counterparty further agrees that ten days' notice from CSFB Capital of its intention to sell or otherwise dispose of other Collateral shall be commercially reasonable. Any sale shall be made at a public or private sale, either for cash or upon credit or for future delivery at such price as CSFB Capital may deem fair, and to the extent permitted by applicable law, CSFB Capital may be the purchaser of the whole or any part of such Collateral so sold and hold the same thereafter in its own right free from any claim of Counterparty or any right or equity of redemption, which right or equity is hereby waived and released. Each sale shall be made to the highest bidder, but CSFB Capital reserves the right to reject any and all bids at such sale which, in its sole discretion, it shall deem inadequate.

                  (C) At the original time or times appointed for the sale of the whole or any part of the Collateral, CSFB Capital may, on one or more occasions, postpone any of said sales by public announcement at the time of sale. In the event of any such postponement, CSFB Capital shall give Counterparty notice of such postponement.

                  (D) Counterparty acknowledges that any sale under the circumstances described in this Section 11 shall be deemed to have been held in a manner which is commercially reasonable. In the event of any sale under the circumstances described in this Section 11, CSFB Capital shall incur no responsibility or liability for selling the whole or any part of the Collateral at a price which CSFB Capital may deem reasonable under the circumstances, notwithstanding the possibility that a substantially higher price might be realized if the sales were deferred for any reason.

                  (E) Counterparty agrees that it will not at any time plead, claim or take the benefit of any appraisal, stay or similar law now or hereafter in force, or otherwise interfere with any right, power and remedy of CSFB Capital provided for in the Security Agreement or now or hereafter existing at law or in equity or by statute or otherwise, or the exercise or beginning of the exercise by CSFB Capital of any one or more such rights, powers or remedies.

                  (F) In the case of the Pledged Securities, Counterparty shall irrevocably instruct, and hereby irrevocably instructs, CSFB Capital to transfer such Collateral to CSFB Corp, and shall irrevocably instruct, and hereby irrevocably instructs, CSFB Corp to liquidate the Collateral for the account of Counterparty and to pay to CSFB Capital the proceeds of such liquidation to be applied in the manner set forth in Section 11(G) below.

                  (G) After the occurrence of a default under the Security Agreement, CSFB Capital may apply the net proceeds of any Collateral as follows:

                  (i) first, to pay all costs and expenses, (including attorneys' fees and expenses), incurred by or on behalf of CSFB Capital in or incidental to the care or safekeeping of the Collateral or enforcement of its rights with respect to the Collateral or in any way relating to the rights of CSFB Capital under this Security Agreement;

                  (ii) second, to pay interest in respect of any of the Secured Obligations;

                  (iii)    third, to pay the Secured Obligations; and

                  (iv) fourth, only after the amounts required for (i), (ii) and
                  (iii) of this Section 11(G) shall have been fully paid and after the payment by CSFB Capital of all other amounts required by any provision of law, to pay the surplus, if any, to Counterparty.

                  (H) Counterparty shall be liable for the deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay all amounts to which CSFB Capital is entitled and the fees of any attorneys employed by CSFB Capital to realize upon such Collateral and collect such deficiency.

12.      NOTICES.

                  Any notice or other communication in respect of this Agreement or any Transaction hereunder may be given in any manner set forth below to the address or number provided in Section 1 hereof and will be deemed effective as indicated: (i) if in writing and delivered in person or by courier, on the date it is delivered; (ii) if sent by facsimile transmission, on the Business Day that receipt of the transmission is confirmed by telephone; or (iii) if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted. Any notice, demand or other communication to be provided by CSFB Capital pursuant to this Agreement (including, without limitation, any notice, demand or communication pursuant to Section 5 hereof) shall be sent to the address or facsimile number provided in Section 1 hereof notwithstanding the death of Counterparty, the adjudication of Counterparty as incompetent or the appointment of a guardian with respect to the affairs of Counterparty. Any failure by Counterparty or guardian, conservator, executor, administrator or other similarly appointed person to receive any such notice, demand or communication shall in no way abrogate, invalidate or otherwise affect the validity or enforceability of the notice, demand or communication or the matters set forth therein, including, without limitation, the designation of a Termination Event, Early Termination Date or any other such matter. Either party may by notice to the other change the address or facsimile number at which notices or other communications are to be given to it.

13.      FURNISHING OF SPECIFIED INFORMATION.

                  (A) TAX INFORMATION. Each party ("X") agrees to deliver to the other party ("Y"), or to such government or taxing authority as Y reasonably directs, the following documents as indicated below:

                  Any form or document that may be required or reasonably requested in writing in order to allow Y to make a payment under this Agreement or any Transaction hereunder without any deduction or withholding for or on account of any Tax or with such deduction or withholding at a reduced rate (so long as the completion, execution or submission of such form or document would not materially prejudice the legal or commercial position of X in receipt of such demand), with any such form or document to be accurate and completed in a manner reasonably satisfactory to Y and to be executed and to be delivered with any reasonably required certification promptly following any such request.

                  (B) OTHER SPECIFIED INFORMATION. Counterparty agrees to deliver to CSFB Capital, or to such government or taxing authority as CSFB Capital reasonably directs, the following documents as indicated below:

                  (i) To the extent not publicly available, complete copies of all filings (if any) made by Counterparty with the Securities and Exchange Commission (including, without limitation, Schedules 13D and 13G and Forms 3, 4 and 5) with respect to any shares of Class A Common Stock or Class B Common Stock, as applicable, upon execution of this Agreement and promptly thereafter following the filing of any such Schedules or Forms;

                  (ii) A certified copy of any certificate of dissolution or termination issued with respect to Counterparty; and

                  (iii) Such other documents as CSFB Capital may reasonably request from time to time promptly following any such request.

14.      MISCELLANEOUS.

                  (A) FRACTIONAL SHARES. In the event shares of Class A Common Stock or Class B Common Stock are delivered with respect to any Transaction, a cash payment shall be made in lieu of the delivery of fractional shares of Class A Common Stock or Class B Common Stock, such amount being determined by the Calculation Agent as the product of such fractional number of shares of Class A Common Stock or Class B Common Stock and the Final Price determined in the manner specified in the Confirmation.

                  (B) EXERCISE OF RIGHTS. It is understood and agreed that no failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

                  (C) SEVERABILITY. In the event that any clause or paragraph hereof is deemed unlawful or unenforceable, such clause or paragraph shall be stricken from this Agreement, and the remainder shall remain in full force and effect.

                  (D) CONSENT TO RECORDING. Counterparty (i) consents to the recording of the telephone conversations of trading and marketing personnel or any other representatives of the parties in connection with this Agreement or any potential transaction between the parties and (ii) agrees to obtain any necessary consent of, and give notice of such recording to, such representatives.

                  (E) ASSIGNMENT. Neither party may transfer or assign its rights and obligations under this Transaction except with the prior written consent of the other party and any purported transfer or assignment shall be void and of no effect; provided, however, that (i) CSFB Capital shall have the right to assign and transfer (by way of security or otherwise) any interest or obligation in any Transaction or Transaction Document to any of its affiliates and (ii) CSFB Capital may, upon reasonable notice to Counterparty, effect a novation of this Transaction and thereby transfer all of its rights, interests and obligations hereunder to any person or entity having a rating, as assigned by any "nationally recognized statistical rating organization" (as used in Rule 15c3-1(c)(2)(vi)(F) under the Securities Exchange Act), equal to or higher than the lowest rating then in effect with respect to the long-term unsecured, unsubordinated debt securities of Credit Suisse First Boston; provided that any such assignment and/or novation effected pursuant to (i) or (ii) above will not cause Counterparty to experience a material adverse tax consequence. CSFB Capital and Counterparty agree to enter into any assignment and/or novation documentation necessary to effect any permitted assignment and/or novation hereunder.

                  (F) GOVERNING LAW. THIS AGREEMENT AND EACH CONFIRMATION WILL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO CHOICE OF LAW DOCTRINE).

                  (G) SUBMISSION TO JURISDICTION. With respect to any suit, action or proceedings relating to this Agreement or any Transaction hereunder ("Proceedings"), each party irrevocably submits to the exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City; and waives any objection which it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have any jurisdiction over such party.

                  (H) WAIVER OF JURY TRIAL. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR ANY TRANSACTION DOCUMENT. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF ANY SUCH SUIT, ACTION OR PROCEEDING AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HAVE ENTERED INTO THE CONFIRMATION AND THE SECURITY AGREEMENT, AS APPLICABLE, IN RELIANCE ON, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SUBSECTION.

15.      DEFINITIONS.

                  The terms defined in this Section 15 and in the Confirmation will have the meanings specified herein and therein for the purpose of this Agreement and the related Transaction. As used in this Agreement, the following terms shall have the meanings specified below:

                  "Additional Termination Event" has the meaning specified in
Section 4(I) hereof.

                  "Affected Party" has the meaning specified in Section 5(A) hereof.

                  "Affiliate" means, in relation to any person, any entity controlled, directly or indirectly, by the person, any entity that controls, directly or indirectly, the person, or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

                  "Announcement Date" means, in respect of a Merger Event, the date of the first public announcement of a firm intention, in the case of a Merger Event, to merge or to make an offer (whether or not amended or on the terms originally announced) that leads to the Merger Event, as determined by the Calculation Agent.

                  "Base Number of Shares" means the number of Shares specified as such in the relevant Confirmation.

                  "Business Day" means any day other than a Saturday or a Sunday or a day on which banks are required or authorized to close in New York or London.

                  "Calculation Agent Adjustment" has the meaning specified in
Section 3(B) hereof.

                  "Change in Tax Law" means the enactment, promulgation, execution or ratification of, or any change in or amendment to, any law (or in the application or official interpretation of any laws) that occurs on or after the date of this Agreement.

                  "Clearing Organization" means (i) The Depository Trust Company in New York, New York, (ii) the Euroclear System, operated by Morgan Guaranty Trust Company, New York, Brussels branch, (iii) CEDEL S.A., Luxembourg or (iv) such other clearing organization or book-entry system in which Collateral may be held.

                  "Collateral" has the meaning specified in Section 10(A) hereof.

                  "Combined Consideration" means New Shares in combination with Other Consideration.

                  "Contract Rights" has the meaning specified in Section 10(A) hereof.

                  "CSFB LLC" means Credit Suisse First Boston LLC.

                  "Early Termination Date" has the meaning specified in Section 5(C) hereof.

                  "Eligible Collateral" means, in respect of any Transaction, shares of Class A Common Stock or Class B Common Stock as defined for the purposes of that Transaction; provided that Counterparty has good and marketable title thereto, free of all Liens (other than the security interests in the Collateral created hereby) and Transfer Restrictions (other than the Existing Transfer Restrictions, if any) and that CSFB Capital has a valid, first priority perfected security interest therein, a first lien thereon and Control (as such term is defined in the UCC) with respect thereto.

                  "Enforcement Event" has the meaning specified in Section 10(B) hereof.

                  "Exchange" means the principal market on which shares of Class A Common Stock are traded, as specified in the relevant Confirmation.

                  "Exchange Business Day" means any day that is (or, but for the occurrence of a Market Disruption Event, would have been) a trading day on the relevant Exchange other than a day on which trading on such Exchange is scheduled to close prior to its regular weekday closing time.

                  "Ex-Dividend Date" means, in respect of any cash dividend in respect of any shares of Class A Common Stock or Class B Common Stock, the first Exchange Business Day on which those shares of Class A Common Stock or Class B Common Stock trade "ex-div" on the relevant Exchange in respect of such dividend.

                  "Existing Transfer Restrictions" means, with respect to any securities, Transfer Restrictions existing at the date on which such securities are pledged by Pledgor to Secured Party by virtue of the fact that Pledgor is an "affiliate", within the meaning of Rule 144, of the Issuer, by virtue of the fact that such securities are "restricted securities", within the meaning of Rule 144, by virtue of Rule 145, or otherwise.

                  "Extraordinary Dividend" a 10% or more increase from the last dividend paid on the shares.

                  "Indemnifiable Tax" means any withholding tax other than a tax that would not be imposed in respect of a payment under a Transaction but for a present or former connection between the jurisdiction of the government or taxation authority imposing such tax and the recipient of such payment or a person related to such recipient (including, without limitation, a connection arising from such recipient or related person being or having been a citizen or resident of such jurisdiction, or being or having been organized, present or engaged in a trade or business in such jurisdiction or having had a permanent establishment or fixed place of business in such jurisdiction, but excluding a connection arising solely from such recipient or related person having executed, delivered, performed its obligations or received a payment under, or enforced the relevant Transaction).

                  "Initial Price" means the amount specified as such in the relevant Confirmation.

                  "Insider" means (i) a person who is an officer, director of the Issuer or a beneficial owner of more than 10% of any class of equity securities of the Issuer required to file reports pursuant to Section 16(a) of the Securities Exchange Act (ii) a person who is an affiliate of the Issuer within the meaning of Rule 144 and (iii) a person who is a beneficial owner of more than 5% of any class of equity securities of the Issuer required to file reports pursuant to Section 13 of the Securities Exchange Act.

                  "Issuer" means the issuer identified as such in the relevant Confirmation.

                  "Lien" means any lien, mortgage, security interest, pledge, charge or encumbrance of any kind.

                  "Loss of Economic Stock-Borrow" means CSFB Capital is unable to obtain the shares of Class A Common Stock or Class B Common Stock, either directly or through any of its affiliates, through the securities lending market at a competitive level and on a basis consistent with the economic assumptions of CSFB Capital as of the Trade Date.

                  "Market Disruption Event" means the occurrence or existence on any Exchange Business Day during the one-half hour period that ends at the relevant Valuation Time of the suspension of or limitation imposed on trading
(i) in the relevant shares of Class A Common Stock or Class B Common Stock on the Exchange or any successor exchange or (ii) in options or futures contracts relating to the relevant shares of Class A Common Stock or Class B Common Stock on the relevant options or futures exchanges, if in either case the Calculation Agent determines such suspension or limitation is material to a valuation of shares of Class A Common Stock or Class B Common Stock.

                   "Merger Date" means, in respect of a Merger Event, the date upon which all holders of the relevant shares of Class A Common Stock or Class B Common Stock (other than, in the case of a takeover offer, shares of Class A Common Stock or Class B Common Stock owned or controlled by the offeror) have agreed or have irrevocably become obliged to transfer their shares of Class A Common Stock or Class B Common Stock.

                   "Merger Event" means, in respect of any relevant shares of Class A Common Stock or Class B Common Stock, any (i) reclassification or change of shares of Class A Common Stock or Class B Common Stock that results in a transfer of or an irrevocable commitment to transfer all of such shares of Class A Common Stock or Class B Common Stock outstanding, (ii) consolidation, amalgamation or merger of the Issuer with or into another entity or (iii) other takeover offer for such shares of Class A Common Stock or Class B Common Stock that results in a transfer of or an irrevocable commitment to transfer all such shares of Class A Common Stock or Class B Common Stock (other than such shares of Class A Common Stock or Class B Common Stock owned or controlled by the offeror), in each case if the Merger Date is on or before the final Valuation Date.

                  "New Shares" means shares, whether of the offeror or a third party offered as consideration to existing holders of shares of Class A Common Stock or Class B Common Stock as consideration for entering into a Merger Event.

                  "Non-Stock Consideration" means cash or property other than common stock.

                  "Option Period Volatility" means, in respect of any Exchange Business Day, the volatility (calculated by referring to the closing price of the relevant shares of Class A Common Stock on the Exchange) for a period equal to the number of days between the Announcement Date and the Scheduled Valuation Date.

                  "Payment Date" has the meaning specified in Section 5(E) hereof.

                  "Payments upon Merger Events" has the meaning specified in section 5(F) hereof.

                  "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  "Pledged Account" has the meaning specified in Section 10(A) hereof.

                  "Pledged Securities" has the meaning specified in Section 10(A) hereof.

                  "Pledgor" has the meaning specified in Section 10(I).

                  "Potential Adjustment Event" means any of the following:

                           (i) a subdivision, consolidation or reclassification of relevant shares of Class A Common Stock or Class B Common Stock (unless a Merger Event), or, a free distribution or dividend of any such shares of Class A Common Stock or Class B Common Stock to existing holders by way of bonus, capitalization or similar issue;

                           (ii) a distribution or dividend to existing holders of the relevant shares of Class A Common Stock or Class B Common Stock of (A) such shares of Class A Common Stock or Class B Common Stock, or
         (B) other share capital or securities granting the right to payment of dividends and/or the proceeds of liquidation of the Issuer equally or proportionately with such payments to holders of such shares of Class A Common Stock or Class B Common Stock, or (C) any other type of securities, rights or warrants or other assets, in any case for payment (cash or other) at less than the prevailing market price as determined by the Calculation Agent;

                           (iii)    an extraordinary dividend;

                           (iv) a call by the Issuer in respect of relevant shares of Class A Common Stock or Class B Common Stock that are not fully paid;

                           (v) a repurchase by the Issuer of relevant shares of Class A Common Stock or Class B Common Stock whether out of profits or capital and whether the consideration for such repurchase is cash, securities or otherwise; or

                           (vi) any other similar event that may have (A) a diluting or concentrative effect on the theoretical value of the relevant shares of Class A Common Stock or Class B Common Stock or (B) a material effect on the Option Period Volatility.

                  "Purchase Price" means the purchase price for the Shares, as specified in the relevant Confirmation.

                  "Rehypothecate" has the meaning specified in Section 10(I).

                  "Rule 144" means Rule 144 promulgated under the Securities
Act.

                  "Rule 145" means Rule 145 promulgated under the Securities
Act.

                  "Scheduled Valuation Date" means the date specified as such in the relevant Confirmation.

                  "Secured Obligations" has the meaning specified in Section 10(A) hereof.

                  "Secured Party" has the meaning specified in Section 10(I).

                  "Securities Act" means the Securities Act of 1933, as amended.

                  "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Securities Intermediary" has the meaning specified in Section 10(A) hereof.

                  "Security Agreement Default" has the meaning specified in
section 4(G) hereof.

                  "Share-for-Combined" means, in respect of a Merger Event, that the consideration for the relevant shares of Class A Common Stock or Class B Common Stock consists of Combined Consideration.

                  "Share-for-Other" means, in respect of a Merger Event, that the consideration for the shares of Class A Common Stock or Class B Common Stock consists solely of Other Consideration.

                  "Share-for-Share" means, in respect of a Merger Event, that the consideration for the shares of Class A Common Stock or Class B Common Stock consists of (or, at the option of the holder of such shares of Class A Common Stock or Class B Common Stock, may consist) solely of New Shares.

                  "Shares" means the equity securities identified as such in the relevant Confirmation.

                  "Specified Transaction" means (1) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between the Counterparty or any Affiliate of the Counterparty and CSFB Capital or any Affiliate of CSFB Capital which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other such transaction (including any option with respect to any of these transactions), (2) any combination of these transactions, and
(3) any other agreement, deed or instrument entered into between the parties.

                  "Tax" means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including interest, penalties and additions thereto) that is imposed by any government or other taxing authority in respect of any payment under this Agreement other than a stamp, registration, documentation or similar tax.

                  "Tax Event" has the meaning specified in Section 4(F) hereof.

                  "Trading Day" means an Exchange Business Day on which no Market Disruption Event occurs.

                  "Transaction Document" means (1) this Agreement; (2) each Confirmation; and (3) any related agreement thereunder.

                  "Transfer Restrictions" means, with respect to any Share, any condition to or restriction on the ability of the owner thereof to sell, assign or otherwise transfer such Share or of any document related thereto whether set forth on the certificate of such Share itself or in any document related thereto, including, without limitation, (i) any requirement that any sale, assignment or other transfer of such Share be consented to or approved by any Person, including, without limitation, the Issuer or any other obligor thereon,
(ii) any limitations on the type or status, financial or otherwise, of any purchaser, pledgee, assignee or transferee of such Share, (iii) any requirement of the delivery of any certificate, consent, agreement, opinion of counsel, notice or any other document of any Person to the Issuer of, any other obligor on or any registrar or transfer agent for, such Share, prior to the sale, pledge, assignment or other transfer of such Share and (iv) any registration or qualification requirement or prospectus delivery requirement for such item of collateral pursuant to any federal, state or foreign securities law (including, without limitation, any such requirement arising as a result of Rule 144 or Rule 145; provided that the required delivery of any assignment, instruction or entitlement order from the seller, pledgor, assignor or transferor of such Share, together with any evidence of the corporate or other authority of such Person, shall not constitute a "Transfer Restriction".

                  "UCC" means the Uniform Commercial Code as in effect in the State of New York.

                  "Valuation Date" means the date specified as such in the relevant Confirmation.

                  Please confirm that the foregoing correctly sets forth the terms of our agreement by executing and returning the copy of this Agreement enclosed for that purpose.

                                      Yours faithfully,

                                      CREDIT SUISSE FIRST BOSTON CAPITAL LLC


                                       By:   /s/ Samantha Waddell
                                             ---------------------------------
                                             Name: Samantha Waddell
                                             Title: Vice President Operations



Accepted and confirmed as of the date first written above by:

MORTIMER B. FULLER, III

/s/ Mortimer B. Fuller, III
----------------------------





By your signature above, you hereby acknowledge the Collateral transfers by Counterparty as contemplated in this Agreement and agree that your legal and/or beneficial rights, if any, in any such Collateral shall be subordinate to the rights of CSFB Capital in such Collateral as a secured party as provided in this Agreement and as provided by applicable law. In accordance with the terms of this Agreement, CSFB Capital shall be entitled to apply the Collateral (and any proceeds thereof) to satisfy Counterparty's obligations to CSFB Capital under this Agreement prior to any claim or right which you may have in the Collateral.